UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

7337 E. Doubletree Ranch Rd., Suite 190

Scottsdale, AZ 85258

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X  . Form 20-F       . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

TOMBSTONE EXPLORATION CORPORATION

On December 31, 2012, Mr. Laird Cagan (“Mr. Cagan”) resigned from all positions held with the Company, including that as a member of the Company’s Board of Directors.  The resignation did not involve any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2013
TOMBSTONE EXPLORATION CORPORATION
	By:	/s/ Alan Brown
	Name:	Alan Brown
	Title:	President and Chief Executive Officer